May 14, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs Mr. Evan S. Jacobson Ms. Melissa Walsh Mr. Craig Wilson

	Re:	Motricity, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed May 6, 2010 File No. 333-164471

Dear Mses. Jacobs and Walsh and Messrs. Jacobson and Wilson:

Motricity, Inc. (the “Company”) submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2010, with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-164471) (the “Registration Statement”) that was filed with the Commission on May 6, 2010.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment.

In addition, the Company is contemporaneously filing Amendment No. 5 (“Amendment No. 5”) to the Registration Statement. Amendment No. 5 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 5, except as otherwise noted. Enclosed is a courtesy package, which includes eight copies of Amendment No. 5, four of which have been marked to show changes from the Amendment No. 4 to the Registration Statement.

Securities and Exchange Commission

May 14, 2010

Risk Factors

“Our principal stockholders may exert substantial influence over us...,” page 27

1. Please add a sentence including quantitative and qualitative disclosure regarding the respective impacts of the class of Series H preferred stock remaining outstanding and converting. In doing so, make sure you address Series H’s voting rights, and the impact of the quarterly accrual of cumulative dividends at 8% per annum in additional shares of Series H preferred stock.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 27-28 regarding the respective impact of the Series H preferred stock remaining outstanding or converting.

“You will experience immediate and substantial dilution in the book value...,” page 29

2. Here and in the Dilution section, revise to address the dilutive impact of the quarterly accrual of cumulative dividends at 8% per annum in additional shares of Series H preferred stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 38 to address the dilutive impact of the accrual of cumulative dividends paid in additional shares of Series H preferred stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 71

3. Please revise to discuss the restrictions on your liquidity and capital resources tied to shares of your Series H preferred stock remaining outstanding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71-72 to discuss the restrictions on its liquidity and capital resources tied to the shares of its Series H preferred stock that will remain outstanding.

Business

Our Solutions and Services, page 82

4. We note your response to prior comment 2. The mCore Marketplace graphic on page 83 and the related disclosure are still unclear. For example, but without limitation, it is unclear what the arrows flowing from “Hard & Soft Goods” and “Televisions and Set-top Boxes” to “Business Intelligence, User Preferences, and Carrier Information” demonstrate. In addition, it is unclear what is demonstrated by the concentric circles and quadrants. Please revise or delete.

Response: In response to the Staff’s comment, the Company has removed the mCore Marketplace graphic.

Securities and Exchange Commission

May 14, 2010

Executive Compensation

Equity Incentive Plans, page 107

5. Please revise to disclose the impact, if any, that the 15 for 1 stock split will have on the shares available under your equity incentive plans.

Response: We respectfully advise the Staff that the share reserves for our equity incentive plans will be adjusted to reflect the 15 for 1 reverse stock split. As revised, the disclosure on page 107 reflects the effect of the stock split.

Principal and Selling Stockholders, page 129

6. Advanced Equities, Inc. appears to be a registered broker-dealer. If Advanced Equities, Inc. will be offering any shares for sale, either: (i) identify Advanced Equities, Inc. as an underwriter, or (ii) revise your disclosure to indicate that it acquired the securities as transaction-based compensation for investment banking services and provide a description of the investment banking services and the manner in which the compensation for the services was computed, as applicable.

Response: The Company hereby confirms to the Staff that Advanced Equities, Inc. will not be offering any shares for sale in the offering.

7. In addition, with respect to all affiliates of Advanced Equities, Inc., expand your disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response: The Company hereby confirms to the Staff that Advanced Equities, Inc. will not be offering any shares for sale in the offering.

Certain Relationships and Related Party Transactions

Series F, G, H, and I Financing Rounds, page 136

8. Please provide a more detailed discussion of your May 2010 agreement with Koala Holding LP to extend the redemption date of the Series H preferred stock. See Item 404(a)(6) of Regulation S-K. This description should include, without limitation, who was involved in the process, any material changes in the terms, and why the terms were modified. In addition, please file the amended Series H agreements as exhibits.

Securities and Exchange Commission

May 14, 2010

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 139-40 to provide a more detailed discussion of its May 2010 agreement with the Series H holders which resulted in the extension of the redemption date of the Series H preferred stock. The May 2010 agreement was oral and the terms of such agreement will be reflected in the form of amended and restated Certificate of Incorporation of the Company which will contain the full provisions of the amended Series H preferred stock and will be filed as an exhibit to a future amendment to the Registration Statement.

9. We note your disclosure that the Series H preferred stock will convert at your option into shares of common stock if (i) the public offering price of this offering is more than $             per share; or (ii) the average closing price over a 90-day period is              per share or higher. Please revise to disclose the pertinent prices per share. In addition, we note that this disclosure, and your disclosure on page F-43, is inconsistent with your disclosure on page 137, which states that upon reaching one of the aforementioned share price targets, the Series H preferred stock “will convert automatically” into shares of your common stock. Please revise.

Response: The Company confirms that it will revise the disclosure in a subsequent amendment to provide the pertinent prices per share. The Company has revised the disclosure on page 139 to conform to the disclosure on pages 137 and F-44.

10. If the low-point of your offering price range exceeds the public offering price trigger, and the Series H preferred stock automatically converts, or you plan to convert the Series H, it appears that you should revise your disclosure throughout the prospectus to reflect the impact of the conversion.

Response: At this time the Company does not believe that the low-point of the offering price range will exceed the offering price trigger.

Description of Capital Stock

Preferred Stock

Series H Preferred Stock, page 137

11. Revise to disclose Series H’s voting rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 140-41 to provide the voting rights of the Series H preferred stock.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Securities and Exchange Commission

May 14, 2010

12. The restrictive language must be removed before the registration statement becomes effective.

Response: The Company acknowledges the Staff’s comment and confirms that the restrictive language will be removed before the Registration Statement becomes effective.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

13. We note your response to prior comment 4. For arrangements that do not give the customer the right to take possession of the software, consider clarifying your disclosure to indicate that the recognition periods for the professional services and hosting are consistent and to explain the basis for the timing of recognition of the variable activity-based fee. In this regard, it should be clear from your disclosure that you determine the pattern of revenue recognition of the combined deliverables as a single unit of accounting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 48-49, F-10 and F-11.

14. We note your response to prior comment 5. In your disclosure related to arrangements that give the customer the right to take possession of the software, you indicate that the residual method is used to establish fair value of the professional services. Tell us why you believe this represents fair value. Alternatively, revise your disclosure to clarify that the residual method is used to allocate the arrangement consideration for revenue recognition purposes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 48-49, F-10 and F-11.

Note 10. Preferred Stock and Redeemable Preferred Stock, page F-29

15. Please revise to provide the summary tabular information for the preferred stock and redeemable preferred stock as of March 31, 2010 as provided for the December 31, 2008 and 2009 balances.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-29.

Note 11. Stock Options and Warrants, page F-34

Securities and Exchange Commission

May 14, 2010

16. Please revise to provide the summary tabular information for the preferred stock and redeemable preferred stock as of March 31, 2010 as provided for the December 31, 2008 and 2009 balances. Please reconcile the disclosure of outstanding stock options on page 6 regarding 1,178,873 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2010, at a weighted average exercise price of $10.67 per share to related disclosure in Note 11 regarding options outstanding as of December 31, 2009 of 1,225,461 at a weighted average exercise price of $10.80. We note that disclosures in Note 11 do not include interim period ended March 31, 2010 activity or balance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-35.

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Securities and Exchange Commission

May 14, 2010

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Company or the Registration Statement, please feel free to contact me by phone at (425) 638-8436 or by facsimile at (425) 957-6225.

Sincerely,

/s/ Richard E. Leigh, Jr.

Richard E. Leigh, Jr.

cc:	Christian O. Nagler, Kirkland & Ellis LLP Mark D. Director, Kirkland & Ellis LLP William H. Hinman, Jr., Simpson Thacher & Bartlett LLP